March 8, 2019

Tianhua Wu
Chief Executive Officer and Director
UP Fintech Holding LTD
18/F, Gandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road, Chaoyang District,
Beijing, 100020 PRC

       Re: UP Fintech Holding LTD
           Registration Statement on Form F-1
           Filed February 22, 2019
           File No. 333-229808

Dear Mr. Wu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed February 22, 2019

Notes to the Consolidated Financial Statements
Note 10. Preferred Shares, page F-36

1. We continue to evaluate your response to prior comment 1 and we may have further comments.
Note 13. Net Loss Per Share, page F-46

2. We note your disclosure page F-47 stating that you computed your basic and diluted pro forma loss per share based on 1,614,969,270 shares. Please tell us how you calculated the pro forma net loss per ordinary share of $(0.09) or revise as necessary. In addition, please revise to include pro forma and loss per share information in the Selected Consolidated
 Tianhua Wu
UP Fintech Holding LTD
March 8, 2019
Page 2
      Financial and Operating Data section on pages 76-77.
Part II
Exhibit 8.2 Opinion of Buddle Findlay regarding certain New Zealand tax matters, page II-6

3. The statement in Exhibit 8.2 that "the statements under the headings "New Zealand
      Regulations on Tax" and "New Zealand Taxation" in the Registration Statement, to the
      extent that they constitute statements of New Zealand taxation law, are accurate in all material respects" is a description of the law and is not a tax opinion. Please revise to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance, see Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameTianhua Wu
                                                            Division of
Corporation Finance
Comapany NameUP Fintech Holding LTD
                                                            Office of Financial
Services
March 8, 2019 Page 2
cc:       Ke Geng
FirstName LastName